                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.



                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 2000



                               OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________


                         Commission file number 0-12379



                  FIRST FINANCIAL BANCORP THRIFT PLAN AND TRUST
                             THIRD AND HIGH STREETS
                              HAMILTON, OHIO 45011



                             First Financial Bancorp
                             Third and High Streets
                              Hamilton, Ohio 45011

                 Financial Statements and Supplemental Schedules

                  First Financial Bancorp Thrift Plan and Trust

                     Years ended December 31, 2000 and 1999
                       with Report of Independent Auditors

                  First Financial Bancorp Thrift Plan and Trust

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 2000 and 1999





                                TABLE OF CONTENTS

Report of Independent Auditors ............................................    1

Financial Statements

Statements of Net Assets Available for Benefits ...........................    2
Statements of Changes in Net Assets Available for Benefits ................    4
Notes to Financial Statements .............................................    6

Supplemental Schedules

Schedule of Assets (Held at End of Year) ..................................   12
Schedule of Reportable Transactions .......................................   13

                         Report of Independent Auditors


Thrift Plan and Trust Administrative Committee
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust at December 31, 2000 and 1999, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held as of December 31, 2000, and reportable transactions for the year then ended, are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




June 22, 2001

                  First Financial Bancorp Thrift Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 2000


                                                                                                               FUND INFORMATION
                                            ----------------------------------------------------------------------------------------
                                                                                                                        FIRST
                                                                                                                      FINANCIAL
                                                                                                                       BANCORP
                                                                  FIXED                                                COMMON
                                               SAVINGS           INCOME           BALANCED           EQUITY             STOCK
                                                 FUND             FUND              FUND              FUND              FUND
                                            ----------------------------------------------------------------------------------------
ASSETS
Investments -- at fair value:
     Goldman Sachs Prime Corporate
          Money Fund                       $  2,891,212       $      7,913      $      6,026       $     27,551      $    110,688
     Fixed Income Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                        --            1,906,727         1,320,471               --                --
     Equity Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                        --                 --           1,855,481          6,413,861              --
     First Financial Bancorp
          common stock                             --                 --                --                 --          22,364,894
     Manager International Equity Fund             --                 --                --                 --                --
     T Rowe Price International Stock Fund         --                 --                --                 --                --
     Templeton Foreign Fund-Class A                --                 --                --                 --                --
     Vanguard 500 Index Fund                       --                 --                --                 --                --
     Accessor Small Mid-Cap Fund                   --                 --                --                 --                --
     Liberty Acorn Class Z                         --                 --                --                 --                --
     T Rowe Price New Horizons Fd                  --                 --                --                 --                --
                                           ------------       ------------      ------------       ------------      ------------
Total investments                             2,891,212          1,914,640         3,181,978          6,441,412        22,475,582


Receivables:
     Interest and dividends                      15,915                 46                51                165           197,879
                                           ------------       ------------      ------------       ------------      ------------
Total Receivables                                15,915                 46                51                165           197,879


Cash                                             (1,815)              --              (2,017)              --              (9,281)
                                           ------------       ------------      ------------       ------------      ------------

Net assets available for benefits          $  2,905,312       $  1,914,686      $  3,180,012       $  6,441,577      $ 22,664,180
                                           ============       ============      ============       ============      ============


                                                                   FUND INFORMATION
                                                -------------------------------------------------------



                                                                          VANGUARD              SMALL
                                                     INTERNATIONAL       500 INDEX               CAP              2000
                                                         FUND               FUND                 FUND             TOTAL
                                                -----------------------------------------------------------------------
ASSETS
Investments -- at fair value:
     Goldman Sachs Prime Corporate
          Money Fund                                  $     37,495       $     13,657       $     46,582       $  3,141,124
     Fixed Income Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                                   --                 --                 --            3,227,198
     Equity Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                                   --                 --                 --            8,269,342
     First Financial Bancorp
          common stock                                        --                 --                 --           22,364,894
     Manager International Equity Fund                     167,231                                                  167,231
     T Rowe Price International Stock Fund                 148,833                                                  148,833
     Templeton Foreign Fund-Class A                        187,689                                                  187,689
     Vanguard 500 Index Fund                                  --            2,995,680                             2,995,680
     Accessor Small Mid-Cap Fund                              --                 --              278,397            278,397
     Liberty Acorn Class Z                                    --                 --              348,358            348,358
     T Rowe Price New Horizons Fd                             --                 --              293,189            293,189
                                                      ------------       ------------       ------------       ------------
Total investments                                          541,248          3,009,337            966,526         41,421,935


Receivables:
     Interest and dividends                                     95                 77                161            214,389
                                                      ------------       ------------       ------------       ------------
Total Receivables                                               95                 77                161            214,389


Cash                                                           (77)              (599)              (244)           (14,033)
                                                      ------------       ------------       ------------       ------------
Net assets available for benefits                     $    541,266       $  3,008,815       $    966,443       $ 41,622,291
                                                      ============       ============       ============       ============

See accompanying notes

                  First Financial Bancorp Thrift Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1999


                                                                        FUND INFORMATION
                                       -------------------------------------------------------------------------------
                                                                                                         FIRST
                                                                                                       FINANCIAL
                                                                                                        BANCORP
                                                           FIXED                                       COMMON
                                           SAVINGS        INCOME       BALANCED         EQUITY          STOCK             1999
                                            FUND           FUND          FUND            FUND           FUND              TOTAL
                                       -------------------------------------------------------------------------------------------
ASSETS
Investments -- at fair value:
     Goldman Sachs Prime Corporate
          Money Fund                       $ 2,297,275     $ 6,137      $ 25,579        $ 63,556       $ 64,317       $ 2,456,864
     Fixed Income Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                          -     967,925       566,447               -              -         1,534,372
     Equity Fund - Collective
          Investment Fund for Pension
          and Profit Sharing Trusts of
          First National Bank of
          Southwestern Ohio                          -           -       845,903       5,509,976              -         6,355,879
     First Financial Bancorp
          common stock                               -           -             -               -     30,121,102        30,121,102
                                       -------------------------------------------------------------------------------------------
Total investments                            2,297,275     974,062     1,437,929       5,573,532     30,185,419        40,468,217


Receivables:
     Participants                                    -           -             -               -            108               108
     Interest and dividends                     11,051          23            85             207        210,676           222,042
                                       -------------------------------------------------------------------------------------------
Total Receivables                               11,051          23            85             207        210,784           222,150


Cash                                                39         165           180           1,538          2,371             4,293
                                       -------------------------------------------------------------------------------------------

Net assets available for benefits          $ 2,308,365   $ 974,250   $ 1,438,194     $ 5,575,277   $ 30,398,574      $ 40,694,660
                                       ===========================================================================================





See accompanying notes.
                                                                               3

                 First Financial Bancorp Thrift Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                               December 31, 2000

                                                                                                            FUND INFORMATION
                                             ---------------------------------------------------------------------------------------
                                                                                                                       FIRST
                                                                                                                     FINANCIAL
                                                                                                                      BANCORP
                                                                  FIXED                                               COMMON
                                                SAVINGS           INCOME          BALANCED          EQUITY             STOCK
                                                 FUND              FUND             FUND             FUND              FUND
                                             ---------------------------------------------------------------------------------------
Investment income:
     Net appreciation (depreciation)
       in fair value of investments               $      -         $ 180,924        $ 152,335        $ 208,563       $ (6,162,758)
     Dividends                                           -                 -                -                -          1,507,248
     Interest                                      248,945             2,601            8,196            7,339              8,602
                                             ---------------------------------------------------------------------------------------
Total investment income                            248,945           183,525          160,531          215,902         (4,646,908)

Employer contributions                                   -                 -                -                -            878,145
Participant contributions                           92,216            67,660          281,220          493,350            843,628
Transfers from merged plans                      1,637,665           229,370        1,757,372        1,364,265             90,264
Transfers from previous plans of
     new employeees                                      -             1,267              131            1,530              2,095
Service fee                                              -                 -                -                -             (2,353)
Benefits payments                               (1,339,700)         (104,025)        (371,037)        (806,575)        (3,093,425)
                                             ---------------------------------------------------------------------------------------
Net increase (decrease) prior to
     interfund transfers                           639,126           377,797        1,828,217        1,268,472         (5,928,554)

Interfund transfers                                (42,179)          562,639          (86,399)        (402,172)        (1,805,840)
                                             ---------------------------------------------------------------------------------------
Net increase (decrease) in net assets
     available for benefits                        596,947           940,436        1,741,818          866,300         (7,734,394)
Net assets available for benefits at
     beginning of year                           2,308,365           974,250        1,438,194        5,575,277         30,398,574
                                             ---------------------------------------------------------------------------------------
Net assets available for benefits at
     end of year                                $2,905,312        $1,914,686       $3,180,012       $6,441,577        $22,664,180
                                             =======================================================================================

                                                                             FUND INFORMATION
                                             --------------------------------------------------------------------------------------
                                                                   VANGUARD            SMALL
                                              INTERNATIONAL        500 INDEX            CAP               2000
                                                  FUND               FUND              FUND               TOTAL
                                             ------------------------------------------------------------------------
Investment income:
     Net appreciation (depreciation)
       in fair value of investments                $ (33,209)        $ (252,820)        $ (77,142)      $ (5,984,107)
     Dividends                                         5,746             29,046             1,712          1,543,752
     Interest                                          1,431              6,598             2,346            286,058
                                             ------------------------------------------------------------------------
Total investment income                              (26,032)          (217,176)          (73,084)        (4,154,297)

Employer contributions                                     -                  -                 -            878,145
Participant contributions                             61,878            335,226            87,918          2,263,096
Transfers from merged plans                          393,970          1,884,912           578,678          7,936,496
Transfers from previous plans of
     new employeees                                    1,188              8,969             8,574             23,754
Service fee                                                -                  -                 -             (2,353)
Benefits payments                                    (15,009)          (255,602)          (31,837)        (6,017,210)
                                             ------------------------------------------------------------------------
Net increase (decrease) prior to
     interfund transfers                             415,995          1,756,329           570,249            927,631

Interfund transfers                                  125,271          1,252,486           396,194                  -
                                             ------------------------------------------------------------------------
Net increase (decrease) in net assets
     available for benefits                          541,266          3,008,815           966,443            927,631
Net assets available for benefits at
     beginning of year                                     -                  -                 -         40,694,660
                                             ------------------------------------------------------------------------
Net assets available for benefits at
     end of year                                   $ 541,266        $ 3,008,815         $ 966,443        $41,622,291
                                             ========================================================================



See accompanying notes

                  First Financial Bancorp Thrift Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                December 31, 1999


                                                                 FUND INFORMATION
                                            ----------------------------------------------------



                                                                 FIXED
                                               SAVINGS           INCOME          BALANCED
                                                 FUND             FUND             FUND
                                            ----------------------------------------------------
Investment income:
     Net appreciation (depreciation)
       in fair value of investments              $       -          $ 2,265         $ 59,499
     Dividends                                           -                -                -
     Interest                                      120,408              632            1,489
                                            ----------------------------------------------------
Total investment income                            120,408            2,897           60,988

Employer contributions                                   -                -                -
Participant contributions                           98,876           52,011          201,630
Transfers from previous plans of
     new employeees                                    183           19,536           26,411
Service fee                                              -                -                -
Benefits payments                                 (686,217)        (117,231)        (231,023)
                                            ----------------------------------------------------
Net increase (decrease) prior to
     interfund transfers                          (466,750)         (42,787)          58,006

Interfund transfers                                 10,129          (48,892)         (87,899)
                                            ----------------------------------------------------
Net increase (decrease) in net assets
     available for benefits                       (456,621)         (91,679)         (29,893)
Net assets available for benefits at
     beginning of year                           2,764,986        1,065,929        1,468,087
                                            ----------------------------------------------------
Net assets available for benefits at
     end of year                               $ 2,308,365        $ 974,250      $ 1,438,194
                                            ====================================================

                                                     FUND INFORMATION
                                            -----------------------------------
                                                                  FIRST
                                                                FINANCIAL
                                                                 BANCORP
                                                                 COMMON
                                                EQUITY            STOCK             1999
                                                 FUND             FUND              TOTAL
                                            ---------------------------------------------------
Investment income:
     Net appreciation (depreciation)
       in fair value of investments              $ 352,047      $ (6,691,357)     $ (6,277,546)
     Dividends                                           -           773,980           773,980
     Interest                                        2,567             5,760           130,856
                                            ---------------------------------------------------
Total investment income                            354,614        (5,911,617)       (5,372,710)

Employer contributions                                   -           750,593           750,593
Participant contributions                          594,263           987,552         1,934,332
Transfers from previous plans of
     new employeees                                 29,520            85,935           161,585
Service fee                                              -            (1,800)           (1,800)
Benefits payments                                 (381,561)       (2,801,114)       (4,217,146)
                                            ---------------------------------------------------
Net increase (decrease) prior to
     interfund transfers                           596,836        (6,890,451)       (6,745,146)

Interfund transfers                               (118,276)          244,938                 -
                                            ---------------------------------------------------
Net increase (decrease) in net assets
     available for benefits                        478,560        (6,645,513)       (6,745,146)
Net assets available for benefits at
     beginning of year                           5,096,717        37,044,087        47,439,806
                                            ---------------------------------------------------
Net assets available for benefits at
     end of year                               $ 5,575,277      $ 30,398,574      $ 40,694,660
                                            ===================================================

See accompanying notes

                  First Financial Bancorp Thrift Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN

The following brief description of the First Financial Bancorp Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.

First Financial Bancorp (Bancorp) is the sponsor of the Plan.

GENERAL

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all employees of First Financial Bancorp (Plan Sponsor) and affiliates who have attained at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants' discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

FUNDING

Employer contributions to the Plan are equal to 50 percent of the employee's contribution limited to three (3) percent of the employee's base salary. Employer contributions are invested in the First Financial Bancorp Common Stock Fund and are fully vested upon contribution to the Plan. Although the sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.

Participants may elect to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis. Prior to February 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis. All contributions are fully vested when made and can be made to any of the investment options.

                  First Financial Bancorp Thrift Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPATING CORPORATIONS

The terms of the Plan provide that any corporation, which is or becomes a subsidiary of Bancorp may, with consent of Bancorp, adopt this plan for those employees which the subsidiary determines shall be eligible.

Effective January 1, 2000, the Plan was amended to admit the employees of Sand Ridge Bank and Hebron Deposit Bank, both wholly-owned subsidiaries of Bancorp.

BENEFIT PAYMENTS

Participants who have withdrawn all of their after-tax contributions may elect to withdraw employer contributions and the earnings of their accounts. Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made. Such a withdrawal suspends the participant's right to make contributions for one year.

Active employees under 59-1/2 years of age may withdraw before-tax savings only if the participant can prove "financial hardship" as defined by the Internal Revenue Service. If a participant is an active employee over 59-1/2 years of age, he or she may withdraw any amount of before-tax savings for any reason. Any distribution of before-tax funds results in a one-year suspension of participation in the Plan. Withdrawal of funds must be made in the following sequences: after-tax contributions; earnings on participants' after-tax contributions; employer contributions; and before-tax contributions.

PARTICIPANTS' ACCOUNTS

Earnings are allocated on beginning account balances less any withdrawals during the quarter. A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan. Such withdrawal suspends the participant's rights to make future contributions for six months.

Employee contributions to the Plan may be allocated, in 20 percent increments, among any of the five available funds, as follows:

      The Savings Fund invests primarily in the Goldman Sachs Prime Corporate Money Fund, which holds a diversified portfolio of high-grade short-term debt obligations that have minimal credit risk. The fund seeks to maintain a net asset value of $1.00 per unit. The investment objective is to provide income, preserve capital, and provide liquidity.

                  First Financial Bancorp Thrift Plan and Trust

1.       DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANTS' ACCOUNTS (CONTINUED)

      The Fixed Income Fund invests primarily in the Fixed Income Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First National Bank of Southwestern Ohio, which holds a diversified portfolio of U.S. Government bonds, notes, agencies, and high quality corporate bonds. The fund only purchases bonds with a credit rating of A or better and a short to intermediate term maturity. The objectives of the Fixed Income Fund are to provide a reasonable level of income and stability of capital.

      The Balanced Fund divides its investments between the Equity Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First National Bank of Southwestern Ohio and the Fixed Income Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First National Bank of Southwestern Ohio. The objectives of the Balanced Fund include providing current income, conserving capital, and long-term growth capital. The Balanced Fund's risk is generally considered to be more than the Savings and Fixed Income Funds, but less than the Equity Fund and the First Financial Bancorp Common Stock Fund.

      The Equity Fund invests in the Equity Fund - Collective Investment Fund for Pension and Profit Sharing Trusts of First National Bank of Southwestern Ohio, which holds a diversified portfolio of common stocks. The investment objective is long-term growth of capital.

      The First Financial Bancorp Common Stock Fund invests primarily in First Financial Bancorp Common Stock. The investment objective is long-term growth of capital. This fund is generally considered to be the riskiest investment alternative offered because of the absence of diversification.

      The International Fund invests primarily in international mutual funds, which invest in stocks of established and emerging foreign markets. Performances of foreign stocks are closely tied to the economic, political, and environmental condition of a country and region.

      The Vanguard 500 Index Fund invests primarily in the Vanguard 500 Index, which seeks investment results that correspond with the price and yield performance of the S&P 500 index. Though the fund seeks to match the S&P 500 index, its performance typically can be expected to fall short by a small percentage representing operating costs.

      The Small Capital Fund invests primarily in small cap mutual funds, which invest in stock of emerging companies whose market value generally is below $2 billion. These stocks tend to be more volatile and may perform differently than large cap stocks.

                  First Financial Bancorp Thrift Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances, which become 100 percent vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Separate trust accounts at First National Bank of Southwestern Ohio, a wholly-owned subsidiary of Bancorp, are used to hold and invest the Plan's assets. Investments are stated at fair values based on quoted closing market prices obtained by the trustee from published market data. Security transactions are recorded on the trade date.

3. INVESTMENTS

The Plan uses the average cost method for determining the cost of securities sold when determining realized gains and losses. The Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value by $5,984,107 in 2000 and appreciated by $6,277,546 in 1999 as follows:

                  First Financial Bancorp Thrift Plan and Trust

3. INVESTMENTS (CONTINUED)

                                                                            YEAR ENDED DECEMBER 31, 2000
                                           ------------------------------------------------------------------------------------
                                                                                               FIRST
                                                                                              FINANCIAL
                                                 FIXED                                         BANCORP
                                                INCOME          BALANCED           EQUITY       COMMON               INT'L
                                                 FUND             FUND              FUND      STOCK FUND             FUND
                                           ------------------------------------------------------------------------------------
Unrealized appreciation
(depreciation) in fair value of:


   First Financial Bancorp Common Stock          $  --          $   --             $  --       $(5,451,554)      $      --

   Employee Benefit Equity Fund                     --             32,793           206,438             --                --

   Employee Benefit Fixed Income Fund            179,985          123,105              --               --                --

   International Stock Fund                         --               --                --               --             (62,497)

   Vanguard 500 Index Fund                          --               --                --               --                --

   Small Cap Fund                                   --               --                --               --                --

Realized gain:
   First Financial Bancorp Common Stock             --               --                --           (711,204)             --

   Employee Benefit Equity Fund                     --             (3,563)            2,125             --                --

   Employee Benefit Fixed Income Fund                939             --                --               --                --

   International Stock Fund                         --               --                --               --              29,288

   Vanguard 500 Index Fund                          --               --                --               --                --

   Small Cap Fund                                   --               --                --               --                --
                                              ---------------------------------------------------------------------------------
Net appreciation (depreciation):                 180,924          152,335           208,563       (6,162,758)          (33,209)
                                              ================================================================================
                                                                            YEAR ENDED DECEMBER 31, 2000
                                           ------------------------------------------------------------------------------------


                                                VANGUARD        SMALL
                                                  500            CAP
                                                  FUND          FUND                 TOTAL
                                           --------------------------------------------------
Unrealized appreciation
(depreciation) in fair value of:


   First Financial Bancorp Common Stock           $--            $   --           $(5,451,554)

   Employee Benefit Equity Fund                    --                --             239,231

   Employee Benefit Fixed Income Fund              --                --             303,090

   International Stock Fund                        --                --             (62,497)

   Vanguard 500 Index Fund                     (253,282)             --            (253,282)

   Small Cap Fund                                  --            (187,283)         (187,283)

Realized gain:
   First Financial Bancorp Common Stock            --                --            (711,204)

   Employee Benefit Equity Fund                    --                --              (1,438)

   Employee Benefit Fixed Income Fund              --                --                 939

   International Stock Fund                        --                --              29,288

   Vanguard 500 Index Fund                          462              --                 462

   Small Cap Fund                                  --             110,141           110,141
                                            -----------------------------------------------
Net appreciation (depreciation):               (252,820)          (77,142)       (5,984,107)
                                            ===============================================


                  First Financial Bancorp Thrift Plan and Trust

3. INVESTMENTS (CONTINUED)

                                                                          YEAR ENDED DECEMBER 31, 1999
                                                   -----------------------------------------------------------------------
                                                                                                 FIRST
                                                                                              FINANCIAL
                                                        FIXED                                  BANCORP
                                                       INCOME       BALANCED      EQUITY         COMMON
                                                        FUND          FUND         FUND        STOCK FUND         TOTAL
                                                   ------------  ------------   ---------- --------------- ----------------
Unrealized appreciation (depreciation)
  in fair value of:
   First Financial Bancorp Common Stock         $     --        $     --         $     --       $(8,241,382)    $ (8,241,382)
   Employee Benefit Equity Fund                       --            36,016          339,356            --            375,372
   Employee Benefit Fixed Income Fund                  319            (164)            --              --                155

Realized gain:
   First Financial Bancorp Common Stock               --              --               --         1,550,025        1,550,025
   Employee Benefit Equity Fund                       --            21,574           12,691            --             34,265
   Employee Benefit Fixed Income Fund                1,946           2,073             --              --              4,019
                                                ----------      ----------       ----------      ----------       ----------
Net appreciation (depreciation):                     2,265          59,499          352,047      (6,691,357)      (6,277,546)
                                                ==========      ==========       ==========      ==========       ==========


The fair value of individual investments that represent five (5) percent or more of the Plan's net assets are as follows:

                                                   DECEMBER 31
                                                2000             1999
                                            -----------      -----------
First Financial Bancorp common stock        $22,364,894      $30,121,102
Employee Benefit Equity Fund                  8,269,342        6,355,879
Employee Benefit Fixed Income Fund            3,227,198             --
Prime Corporate Money Fund                    3,141,124        2,456,864
Vanguard 500 Index Fund                       2,995,680             --

                  First Financial Bancorp Thrift Plan and Trust

                    Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, the related trust is exempt from taxation. Subsequent to the receipt of this determination letter, the Plan was amended and restated in December 1997. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Administrative and other service fees are paid by the Plan Sponsor. The Trust is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Trust invests in common stock of the Plan Sponsor.

An affiliate of the Plan Sponsor is the Plan Trustee.

                                      SUPPLEMENTAL SCHEDULES

                First Financial Bancorp Thrift Plan and Trust


                             EIN 31-1042001/Plan 002

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                            NUMBER OF SHARES OR                              CURRENT
      IDENTITY OF ISSUE/DESCRIPTION OF ASSET                 PRINCIPAL AMOUNT         COST                    VALUE
------------------------------------------------------------------------------------------------------------------------
First Financial Bancorp common stock*                        1,315,582 shares           $ 8,789,537        $ 22,364,894

Goldman Sachs
   Prime Corporate Money Fund                                3,141,124 shares             3,141,124           3,141,124

Fixed Income Fund - Collective
   Investment Fund for Pension and
   Profit Sharing Trusts of First National
   Bank of Southwestern Ohio                                   72,828 shares              2,808,793           3,227,198

Equity Fund - Collective
   Investment Fund for Pension and
   Profit Sharing Trusts of First National
   Bank of Southwestern Ohio                                   54,461 shares              6,794,357           8,269,342

International Fund
    Managers International Equity Fund                         3,385 shares                 188,750             167,231
    T Rowe Price International Stock Fund                      10,250 shares                188,750             148,833
    Templeton Foreign Fund-Class A                             18,152 shares                188,750             187,689

Vanguard 500
    Vanguard 500 Index Fund                                    24,583 shares              3,248,962           2,995,680

Small Cap
    Accessor Small Mid-Cap Fund                                13,948 shares                369,076             278,397
    Liberty Acorn Class Z                                      20,242 shares                369,076             348,358
    T Rowe Price New Horizons Fd                               12,272 shares                369,076             293,189
                                                                                   -----------------   -----------------
                                                                                        $26,456,251         $41,421,935
                                                                                   =====================================



* Indicates party-in-interest to the Plan.

                  First Financial Bancorp Thrift Plan and Trust

                             EIN 31-1042001/Plan 002

                 Line 27d - Schedule of Reportable Transactions

                      For the year ended December 31, 2000


                                                                               EXPENSES                    CURRENT
                                                                               INCURRED                    VALUE OF      NET
                                             PURCHASE          SELLING           WITH         COST OF      ASSET ON      GAIN
IDENTITY OF ISSUE/DESCRIPTION OF ASSET         PRICE            PRICE         TRANSACTION      ASSET    VALUATION DATE  (LOSS)
---------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS
IN EXCESS OF 5 PERCENT OF PLAN ASSETS

*  Goldman Sachs Prime
          Corporate Money Fund                $ 22,149,101      $         -       $ -      $ 22,149,101   $ 22,149,101    $ -

*  Goldman Sachs Prime
          Corporate Money Fund                           -       21,464,842         -        21,464,842     21,464,842      -

*  Vanguard 500 Index Fund                       3,283,500                -         -         3,283,500      3,283,500      -



There were no category (i), (ii), or (iv) reportable transactions during 2000.


*  Transaction occurred on the market.
    NOTE:  Rental expense is not applicable

                                   SIGNATURES
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.







                                  FIRST FINANCIAL BANCORP.
                                  THRIFT PLAN AND TRUST

Date: June 27, 2001                By: /s/ Betty S. Irvine
                                      -----------------------------------------
                                           Betty S. Irvine
                                           Assistant Vice President/
                                           Human Resources,
                                           First National Bank of
                                           Southwestern Ohio



                                       /s/ C. Douglas Lefferson
                                      -----------------------------------------
                                           C. Douglas Lefferson
                                           First Vice President
                                           and Comptroller,
                                           First Financial Bancorp